UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.     )

Ixia
(Name of Subject Company)

Ixia
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Without Par Value, of Ixia
(Title of Class of Securities)
45071R 10 9
(CUSIP Number of Class of Securities)
Ronald W. Buckly
Senior Vice President, Corporate Affairs and General Counsel
Ixia
26601 West Agoura Road
Calabasas, California 91302
(818) 871-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
Katherine F. Ashton, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, California 90401

CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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TABLE OF CONTENTS
Exhibit Index
Exhibit 99.1

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     This Tender Offer Statement on Schedule TO is being filed by Ixia (“Ixia” or the “Company”) pursuant to General Instruction D to Schedule TO.
Explanatory Note
     On April 11, 2008, the Board of Directors of Ixia authorized, and on May 28, 2008 the shareholders of Ixia approved, a proposed one-time option exchange program (the “Option Exchange Program”) that would permit the Company’s employees (other than executive officers) to exchange certain eligible options outstanding under the Company’s Amended and Restated 1997 Equity Incentive Plan for a lesser number of stock options to be issued under the Company’s 2008 Equity Incentive Plan.
     On June 23, 2008, the Company sent to its employees an email regarding the Option Exchange Program. The form of the email communication is attached hereto as Exhibit 99.1.
Additional Information and Where to Find It
     Ixia has not commenced the Option Exchange Program referred to in the exhibit hereto. WHEN ADDITIONAL MATERIALS REGARDING THE OPTION EXCHANGE PROGRAM BECOME AVAILABLE, EMPLOYEES ELIGIBLE TO PARTICIPATE IN THE OPTION EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE PROGRAM. THESE MATERIALS WILL INCLUDE A TENDER OFFER STATEMENT AND WILL BE AVAILABLE FREE OF CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV, ON IXIA’S WEBSITE AT WWW.IXIACOM.COM AND BY CONTACTING IXIA’S CORPORATE SECRETARY AT 26601 WEST AGOURA ROAD, CALABASAS, CALIFORNIA 91302, TELEPHONE (818) 444-3131.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Email dated June 23, 2008 from Ixia to its Employees